

April 13, 2009

Joseph F. Spanier
Chief Financial Officer
Breeze-Eastern Corporation
700 Liberty Avenue
Union, New Jersey 07083

      Re: Breeze-Eastern Corporation
              Form 10-K: For the fiscal year ended March 31, 2008
              Schedule 14A: For the period ended September 18, 2008
              Commission file number: 01-7872

Dear Mr. Spanier:

      We have completed our review of your Form 10-K and related filing and have no further comments at this time.

                            Sincerely,

                            Lyn Shenk
                            Branch Chief